AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 2004

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [   ]   MERGER

        [ X ]   LIQUIDATION

        [   ]   ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [    ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: COMMONFUND INSTITUTIONAL FUNDS, ON BEHALF OF EACH OF ITS SERIES: CIF INFLATION-INDEXED BOND FUND; CIF SHORT DURATION FUND; CIF CORE PLUS BOND FUND; CIF CORE EQUITY FUND; CIF SMALL CAP FUND; CIF INTERNATIONAL EQUITY FUND; AND CIF ALL CAP EQUITY FUND. UNLESS ANSWERED SEPARATELY FOR ONE OR MORE SERIES, RESPONSES BELOW APPLY TO ALL SERIES

3.      Securities and Exchange Commission File No.: 811-09555

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8?

        [   ]   Initial Application     [ X ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        1209 ORANGE STREET, WILMINGTON, DE 19801

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        TIMOTHY W. LEVIN, ESQUIRE
        MORGAN, LEWIS & BOCKIUS LLP
        1701 MARKET STREET
        PHILADELPHIA, PA  19103-2921
        (215) 963-5037

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        COMMONFUND ASSET MANAGEMENT COMPANY
        15 OLD DANBURY RD.
        WILTON, CT, 06897-0812

8.      Classification of fund (check only one):

        [ X ]   Management company;

        [   ]   Unit investment trust; or

        [   ]   Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

        [ X ]   Open-end        [   ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

        DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

ADVISER/SUB-ADVISER                                                             ADDRESS
Commonfund Asset Management Company, Inc.                                       15 Old Danbury Road
(All Funds)                                                                     Wilton, CT 06897

Advanced Investment Technology, Inc.                                            311 Park Place Boulevard, Suite 250
(CIF Core Equity Fund)                                                          Clearwater, FL 33759

Artisan Partners Limited Partnership                                            875 E. Wisconsin Avenue, Suite 800
(CIF Small Cap Fund)                                                            Milwaukee, Wisconsin 53202

BlackRock Advisors, Inc.                                                        345 Park Avenue, 29th floor
(CIF Core Plus Bond)                                                            New York, NY 10154-0004

Capital Guardian Trust Company                                                  333 South Hope Street, 55th Floor
(CIF International Equity)                                                      Los Angeles, California 90071

CapitalWorks Investment Partners, LLC                                           402 West Broadway, 25th Floor
(CIF Small Cap Growth Fund)                                                     San Diego, CA 92101

Causeway Capital Management LLC                                                 11111 Santa Monica Blvd, Suite 1550
(CIF International Equity Fund)                                                 Los Angeles, CA 90025

Chartwell Investment Partners                                                   1235 Westlakes Drive, Suite 400
(CIF Small Cap Fund)                                                            Berwyn, Pennsylvania 19312

Constitution Research & Management, Inc.                                        175 Federal Street, 12th Floor
(CIF Small Cap Growth Fund)                                                     Boston, MA 02110

D.G. Capital Management, Inc.                                                   101 Arch Street, Suite 650
(CIF All Cap Equity Fund)                                                       Boston, MA 02110

Edgewood Management Company                                                     350 Park Avenue, 18th Floor
(CIF All Cap Equity Fund)                                                       New York, NY 10022

GlobeFlex Capital, L.P.                                                         4365 Executive Drive, Suite 720
(CIF Small Cap Growth Fund)                                                     San Diego, CA 92121

Grantham, Mayo, Van Otterloo & Co. LLC                                          40 Rowes Wharf
(CIF International Equity Fund)                                                 Boston, MA 02110

High Rock Capital LLC                                                           28 State Street
(CIF Small Cap Value Fund)                                                      Boston, MA 02109


Iridian Asset Management LLC                                                    276 Post Road West
(CIF Core Equity Fund)                                                          Westport, Connecticut 06880

John A. Levin & Co., Inc.                                                       One Rockefeller Plaza, 19th Floor
(CIF Core Equity Fund)                                                          New York, NY 10020

Marsico Capital Management LLC                                                  1200 Seventeenth Street, Suite 1300
(CIF Core Equity Fund)                                                          Denver, CO 80202

Martingale Asset Management, L.P.                                               222 Berkeley Street
(CIF Core Equity Fund)                                                          Boston, Massachusetts 02116

Mastholm Asset Management LLC                                                   10500 N.E. 8th Street, Suite 1725
(CIF International Equity Fund)                                                 Bellevue, WA 98004

Metropolitan West Asset Management LLC                                          11766 Wilshire Boulevard, Suite 1580
(CIF Low Duration Bond Fund)                                                    Los Angeles, California 90025

NorthPointe Capital LLC                                                         201 West Big Beaver, Columbia Center One,
(CIF Small Cap Value Fund)                                                      10th Floor, Suite 1000, Troy, MI 48084

Philadelphia International Advisors, LP                                         1650 Market Street, Suite 1200
(CIF International Equity Fund)                                                 Philadelphia, PA 19103

SEIX Investment Advisors                                                        300 Tice Boulevard
(CIF Low Duration Bond Fund)                                                    Woodcliff Lake, NJ 07675

Shapiro Capital Management Company, Inc.                                        One Buckhead Plaza Suite 650
(CIF Small Cap Value Fund)                                                      3060 Peachtree Rd. NW,
                                                                                Atlanta, GA 30305

Skyline Asset Management, L.P.                                                  311 South Wacker Dr., Suite 4500
(CIF Small Cap Value Fund)                                                      Chicago, IL 60606

SSgA Funds Management, Inc.                                                     Two International Place
(CIF Core Equity Fund)                                                          Boston, MA 02110

TCW Investment Management Company                                               865 S. Figueroa Street, Suite 1800
(CIF Small Cap Fund)                                                            Los Angeles, California 90017

TT International Investment Management                                          Martin House, 5 Martin Lane
(CIF International Equity Fund)                                                 London, EC4R ODP, England

Veredus Asset Management, LLC                                                   6060 Dutchmans Lane, Suite 320
(CIF Small Cap Growth Fund)                                                     Louisville, KY 40205

Wellington Management Company, LLP                                              75 State Street
(CIF Short Duration and CIF All Cap Equity Funds)                               Boston, Massachusetts 02109


Western Asset Management Company                                                117 East Colorado Boulevard, 6th Floor
(CIF Short Duration, CIF Inflation-Indexed Bond                                 Pasadena, California 91105
and CIF Core Plus Bond Fund)

William Blair & Company LLC                                                     222 West Adams Street
(CIF International Equity Fund)                                                 Chicago, IL 60606


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        COMMONFUND SECURITIES, INC.
        15 OLD DANBURY ROAD
        WILTON, CT 06897

13.     If the fund is a unit investment trust ("UIT") provide:   NOT APPLICABLE

        1.Depositor's name(s) and address(es):

        2.Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

        [   ]   Yes     [ X ]   No

        If Yes, for each UIT state:
                          Name(s):

                File No.:  811-_________

                Business Address:

15.     (a)     Did the fund obtain approval from the board of trustees
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ X ]   Yes     [   ]   No

                If Yes, state the date on which the board vote took place:

                APRIL 22, 2004

                If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [  ]    Yes     [ X  ]  No

                If Yes, state the date on which the shareholder vote took place:


                If No, explain: NO SHAREHOLDER APPROVAL WAS REQUIRED UNDER THE FUND'S AGREEMENT AND DECLARATION OF TRUST.

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [ X ]   Yes     [   ]   No

        (a) If Yes, list the date(s) on which the fund made those distributions:

                JULY 31, 2004

        (b)     Were the distributions made on the basis of net assets?

                [ X ]   Yes             [   ]   No

        (c)     Were the distributions made pro rata based on share ownership?

                [ X ]   Yes             [   ]   No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                        NOT APPLICABLE

        (e)     LIQUIDATIONS ONLY:
        Were any distributions to shareholders made in kind?

        CIF INFLATION-INDEXED BOND FUND [ X ]    Yes            [   ]    No

        CIF SHORT DURATION FUND         [   ]    Yes            [ X ]    No

        CIF CORE PLUS BOND FUND         [ X ]    Yes            [   ]    No

        CIF CORE EQUITY FUND            [ X ]    Yes            [   ]    No

        CIF SMALL CAP FUND              [ X ]    Yes            [   ]    No

        CIF ALL CAP EQUITY FUND         [ X ]    Yes            [   ]    No

        CIF INTERNATIONAL EQUITY FUND   [ X ]    Yes            [   ]    No


            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        CIF CORE EQUITY FUND            38%
        CIF SMALL CAP FUND              83%
        CIF ALL CAP EQUITY FUND         82%
        CIF INTERNATIONAL EQUITY FUND   47%



17.     CLOSED-END FUNDS ONLY:
        Has the fund issued senior securities?

        [   ]   Yes     [   ]   No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [ X ]   Yes     [   ]   No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?


        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [   ]   Yes     [ X ]   No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

        CIF INFLATION-INDEXED BOND FUND [   ]    Yes             [ X ]   No

        CIF SHORT DURATION FUND         [   ]    Yes             [ X ]   No

        CIF CORE PLUS BOND FUND         [   ]    Yes             [ X ]   No

        CIF CORE EQUITY FUND            [   ]    Yes             [ X ]   No

        CIF SMALL CAP FUND              [   ]    Yes             [ X ]   No

        CIF ALL CAP EQUITY FUND         [ X ]    Yes             [   ]   No

        CIF INTERNATIONAL EQUITY FUND   [ X ]    Yes             [   ]   No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        THE CIF INTERNATIONAL EQUITY FUND AND CIF ALL CAP EQUITY HAVE RECEIVABLES ON THEIR BALANCE SHEETS RELATING TO EXPECTED FOREIGN TAX
        RECLAIMS WHICH TOTAL $107,729.23 AND $7,188.65 RESPECTIVELY.   THE
        RECEIVABLES ARE OFF-SET ON THE BOOKS OF EACH FUND BY A LIABILITY TO SHAREHOLDERS AS OF THE DATE OF LIQUIDATION AND, ACCORDINGLY, EACH FUND'S NET ASSETS ARE ZERO.

        (b)     Why has the fund retained the remaining assets?

        THE CIF INTERNATIONAL EQUITY FUND AND CIF ALL CAP EQUITY FUND HAVE RETAINED THE REMAINING ASSETS BECAUSE THE FOREIGN TAX CLAIMS ARE NON-TRANSFERABLE AND WOULD HAVE BECOME UNCOLLECTABLE IF DISTRIBUTED TO SHAREHOLDERS IN LIQUIDATION.

        (c)     Will the remaining assets be invested in securities?

        [   ]   Yes     [ X ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        CIF INFLATION-INDEXED BOND FUND [   ]    Yes             [ X ]    No

        CIF SHORT DURATION FUND         [   ]    Yes             [ X ]    No

        CIF CORE PLUS BOND FUND         [   ]    Yes             [ X ]    No

        CIF CORE EQUITY FUND            [   ]    Yes             [ X ]    No

        CIF SMALL CAP FUND              [   ]    Yes             [ X ]    No

        CIF ALL CAP EQUITY FUND         [ X ]    Yes             [   ]    No

        CIF INTERNATIONAL EQUITY FUND   [ X ]    Yes             [   ]    No

        If Yes,

        (a)     Describe the type and amount of each debt or other liability:

        THE CIF INTERNATIONAL EQUITY FUND AND CIF ALL CAP EQUITY FUND HAVE A LIABILITY TO SHAREHOLDERS AS OF THE DATE OF LIQUIDATION THAT IS EQUAL TO EACH SHAREHOLDER'S PRO RATA SHARE OF THE EXPECTED FOREIGN TAX RECLAIMS AS DISCUSSED UNDER QUESTION 20, ABOVE.

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

        UPON RECEIPT OF ANY FOREIGN TAX RECLAIM, THE FUNDS WILL DISTRIBUTE THE AMOUNT TO SHAREHOLDERS PRO RATA ACCORDING TO THE AMOUNT OF LIABILITIES OWED TO THEM.

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)     List the expenses incurred in connection with the Merger or
                Liquidation:

                (i)     Legal expenses:                                 $9,879

                (ii)    Accounting expenses:                            $0

                (iii)   Other expenses (list and identify separately):  $0

                (iv)    Total expenses (sum of lines (i)-(iii) above):  $9,879

        (b)     How were those expenses allocated?

        EXPENSES WERE ALLOCATED TO EACH CATEGORY BASED ON THE NATURE OF SERVICES PROVIDED. EXPENSES WERE NOT ALLOCATED TO THE SERIES OF THE REGISTRANT BECAUSE THE INVESTMENT ADVISER AGREED TO BEAR ALL COSTS ASSOCIATED WITH THE LIQUIDATION.

        (c)     Who paid those expenses?

                The investment adviser and its affiliates paid all expenses in connection with the liquidation.

        (d)     How did the fund pay for unamortized expenses (if any)?

                There were no unamortized expenses at liquidation date.



23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [   ]   Yes     [ X ]   No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [   ]   Yes     [ X ]   No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [   ]   Yes     [ X ]   No

        If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.     (a)     State the name of the funds surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger:

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                        File number:
                        Form Type:
                        Filing Date:

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

          The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of COMMONFUND INSTITUTIONAL FUNDS; (ii) he is the TREASURER of COMMONFUND INSTITUTIONAL FUNDS; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                           /s/ Peter L. Kirby
                                                           ---------------------
                                                           Name:  Peter L. Kirby
                                                           Title:  Treasurer





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